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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                 FINAL AMENDMENT

                     J.P. MORGAN MULTI-STRATEGY FUND, L.L.C.
                       (Name of Subject Company (Issuer))

                     J.P. MORGAN MULTI-STRATEGY FUND, L.L.C.
                       (Name of Filing Person(s) (Issuer))

                       LIMITED LIABILITY COMPANY INTERESTS
                         (Title of Class of Securities)

                                       N/A
                      (CUSIP Number of Class of Securities)

                                Wayne Chan, Esq.
               c/o J.P. Morgan Alternative Asset Management, Inc.
                           522 Fifth Avenue, Floor 10
                               New York, NY 10036
                                 (212) 837-1432
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                Communications on Behalf of the Filing Person(s))

                                 With a copy to:
                            Karrie H. McMillan, Esq.
                               Shearman & Sterling
                      801 Pennsylvania Avenue NW, Suite 900
                              Washington, DC 20004
                                 (202) 508-8000

                                December 23, 2004
                       (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
Transaction Valuation:  $17,534,120 (a)   Amount of Filing Fee:    $2,063.77 (b)
--------------------------------------------------------------------------------

(a)      Calculated as the aggregate maximum value of Interests being purchased.

(b)      Calculated at $117.70 per $1,000,000 of the Transaction Valuation.




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[X]     Check the box if any part of the fee is offset as provided by Rule
0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:   $2,063.77
                                   ---------------------------------------------
         Form or Registration No.:  Schedule TO-I, Registration No. 005-80235
                                    --------------------------------------------
         Filing Party:  J.P. Morgan Multi-Strategy Fund, L.L.C.
                        -----------------------------------------------
         Date Filed:  December 23, 2004
                      ----------------------------------------------------------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]      third-party tender offer subject to Rule 14d-1.

[X]      issuer tender offer subject to Rule 13e-4.

[ ]      going-private transaction subject to Rule 13e-3.

[ ]      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the "Statement") originally filed on December 23, 2004 by J. P. Morgan Multi-Strategy Fund, L.L.C. (the "Fund") in connection with an offer by the Fund (the "Offer") to purchase up to 25 percent of interests in the Fund ("Interests") on the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and Letter of Transmittal were previously filed as Exhibits B and C to the Statement on December 23, 2004.

This is the final amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

         The following information is furnished pursuant to Rule 13e-4(c)(4):

         1. Holders of Interests in the Fund ("Members") that desired to tender an Interest, or a portion thereof, for purchase were required to submit their tenders by 12:00 midnight, Eastern time, on January 25, 2005 (the "Initial Notice Due Date").

         2. The net asset value of the Interests and portions of Interests tendered pursuant to the Offer was calculated as of March 31, 2005.

         3. $629,414.11 in Interests were validly tendered and not withdrawn prior to the expiration of the Offer, and all of those Interests were accepted for purchase by the Fund in accordance with the terms of the Offer.

         4. The payment of the purchase price of the Interests, or the portions of Interests (less any repurchase fee due to the Fund ("Repurchase Fee")), tendered was made in the form of a non-transferable promissory note (the "Note") issued promptly after the Initial Notice Due Date to

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         each Member whose tender was accepted for repurchase by the Fund in accordance with the terms of the Offer. The Note entitles the Member to receive an initial payment in cash and/or marketable securities equal to at least 95% of the unaudited net asset value of the Interest tendered by the Member that is accepted for purchase by the Fund, less any Repurchase Fee due to the Fund in connection with the repurchase (the "Initial Payment"). The Initial Payment will be paid to the Member on or before the later of (1) 30 days after the Repurchase Date or, (2) if the Fund has requested withdrawals of its capital from any investment funds in which the Fund invests in order to fund the purchase of Interests, ten business days after the Fund has received at least 95% of the aggregate amount withdrawn from such investment funds. The Note will also entitle the Member to receive a contingent payment (the "Post-Audit Payment") equal to the excess, if any, of (1) the net asset value of the Interest tendered and purchased as of the Repurchase Date (as it may be adjusted based upon the next annual audit of the Fund's financial statements), less any Repurchase Fee due to the Fund in connection with the repurchase, over (2) the Initial Payment. The Post-Audit Payment will be payable promptly after the completion of the Fund's next annual audit. The Note will be held by PFPC Inc., the Fund's administrator, on the Member's behalf in accordance with the terms of the Offer.

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                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

                                     J.P. MORGAN MULTI-STRATEGY FUND, L.L.C.

                                     EHRLICH ASSOCIATES L.L.C.,
                                          as Managing Member


                                     By:  /s/ Harold B. Ehrlich
                                          -------------------------------
                                          Name:  Harold B. Ehrlich
                                          Title: Chairman and Sole Member



May 12, 2005


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